Exhibit 99.1

MEDIFAST, INC.

INDUCEMENT AWARD AGREEMENT

This INDUCEMENT AWARD AGREEMENT (the “Agreement”), dated as of October 3, 2016 (the “Date of Grant”) is delivered by Medifast, Inc. (the “Company”), to Daniel Chard (the “Grantee”). This Agreement provides for the grant of stock-based awards with respect to shares of common stock, par value $0.01 per share, of the Company, in accordance with the terms and conditions of this Agreement. The Compensation Committee (the “Committee”) of the Board of Directors of the Company (the “Board”) has decided to make a stock-based award in the form of a grant of Restricted Shares and a grant of Deferred Shares, subject to the terms and conditions set forth in this Agreement, as an inducement for the Grantee to promote the best interests of the Company and its stockholders.

The Restricted Shares and Deferred Shares have not been granted pursuant to the Medifast, Inc. Amended and Restated 2012 Share Incentive Plan (the “Plan”). However, as set forth below, unless otherwise defined herein, capitalized terms shall have the meaning set forth in the Plan (the “Applicable Plan Provisions”).

The Company and the Grantee, intending to be legally bound hereby, agree as follows:

1.                  Grant of Award.

The Company grants to the Grantee 16,061 shares of common stock of the Company, which shall be subject to the time-based vesting provisions set forth in Section 2 herein (the “Time-Based Restricted Shares”), and 210,000 Deferred Shares, which shall be subject to the performance-based vesting provisions set forth in Section 3 herein (the “Performance-Based Deferred Shares”). The Time-based Restricted Shares and the Performance-Based Deferred Shares shall be referred to collectively as the “Award”.

2.                  Vesting of the Time-Based Restricted Shares.

The Time-Based Restricted Shares shall become vested according to the following vesting schedule, provided that the Grantee continues to be employed by, or provide service to, the Company from the Date of Grant until the applicable vesting date:

Applicable Vesting Date	% of Shares Vesting
October 3, 2017	33%
October 3, 2018	33%
October 3, 2019	34%

The number of Time-Based Restricted Shares that shall vest on each Applicable Vesting Date shall be rounded to the nearest whole share. Except as set forth in Section 4 of this Agreement, in the event the Grantee’s employment with the Company terminates for any reason prior to the October 3, 2019, the portion of the Time-Based Restricted Shares that have not vested shall be forfeited.

3.                  Vesting and Payment of the Performance-Based Deferred Shares.

(a)       The Performance-Based Deferred Shares shall become vested on December 31, 2019 (the “Performance Vesting Date”), to the extent the following performance criteria have been satisfied:

•	If the average annual Total Shareholder Return is greater than or equal to 15% but less than 25% between the Date of Grant and the Performance Vesting Date, or if the 20-day moving average share price, plus dividends paid or declared as of the record date, reaches $56.82 during any point in 2019, 70,000 of the Performance-Based Deferred Shares shall vest, and the unvested Performance-Based Deferred Shares shall be forfeited.

•	If the average annual Total Shareholder Return is greater than or equal to 25% but less than 35% between the Date of Grant and the Performance Vesting Date, or if the 20-day moving average share price, plus dividends paid or declared as of the record date, reaches $72.96 during any point in 2019, 140,000 of the Performance-Based Deferred Shares shall vest, and the unvested Performance-Based Deferred Shares shall be forfeited.

•	If the average annual Total Shareholder Return is greater than or equal to 35% between the Date of Grant and the Performance Vesting Date, or if the 20-day moving average share price, plus dividends paid or declared as of the record date, reaches $91.91 during any point in 2019, 210,000 of the Performance-Based Deferred Shares shall vest, and the unvested Performance-Based Deferred Shares shall be forfeited.

Notwithstanding the foregoing, in the event that, as of December 31, 2019, the average annual Total Shareholder Return is between 25% and 35% and the full 210,000 Performance-Based Deferred Shares would not otherwise have vested due to the achievement of the 20-day moving average share price of $91.91 set forth above, the Performance Vesting Date shall be extended to June 30, 2020 and the number of Performance-Based Deferred Shares that shall become vested shall be determined using the same performance criteria set forth above. In the event that the 35% Total Shareholder Return goal or the 20-day moving average share price of $91.91, as set forth above, is achieved between December 31, 2019 and June 30, 2020, such date of achievement shall be the Performance Vesting Date and the full 210,000 Performance-Based Deferred Shares shall immediately vest. In the event that such performance criteria are not achieved by June 30, 2020, the number of Performance-Based Deferred Shares that vest shall be based on the Total Shareholder Return achieved as of December 31, 2019 and the unvested Performance-Based Deferred Shares shall be forfeited.

Except as set forth in Section 4 of this Agreement, in the event the Grantee’s employment with the Company terminates for any reason prior to the Performance Vesting Date (including any extension as detailed above), all of the Performance-Based Deferred Shares shall be forfeited.

For purposes of calculating Total Shareholder Return, the following formula will be used:

TSR = [(Pe – Pb + D) / Pb] / Applicable Time Period

2

o	“Pe” shall mean the 20-day moving average closing share price of the Company’s common stock over the final 20 trading days of the measurement period ending December 31, 2019 (or such later date as applicable).

o	“Pb” shall mean the 20-day moving average closing share price of the Company’s common stock during the 20 day period ending on the Date of Grant.

o	“D” shall mean the value of dividends during the measurement period assuming that the dividends are re-invested in shares of the Company’s common stock as of each Ex-Dividend Date. Dividends during the extended performance period, if applicable, shall not be included in the calculation of Total Shareholder Return.

o	“Applicable Time Period” shall mean the amount of time measured from the Date of Grant to the Performance Vesting Date (including any applicable extension of the Performance Vesting Date); provided, that in the event of the Grantee’s termination prior to the Performance Vesting Date due to a Change in Control Event, the Applicable Time Period shall end on the Termination Date.

(b)       A number of Shares equal to the number of Performance-Based Deferred Shares that have vested pursuant to the satisfaction of the performance criteria detailed above (or, alternatively, pursuant to Section 4(b) of this Agreement) shall be delivered promptly following the Performance Vesting Date (or, in the event of a termination of employment pursuant to Section 4(b), the Termination Date), but in no event later than March 15 of the year following the year in which the Performance Vesting Date or Termination Date, as applicable, occurs. Shares delivered upon the vesting of the Performance-Based Deferred Shares may not be sold or transferred for twelve months following the date of vesting.

4.                  Termination of Employment.

(a)       Time-Based Restricted Shares. In the event the Grantee’s employment with the Company is terminated by the Company without Cause, by the Grantee for Good Reason, or by the Company or the Grantee within six (6) months following a Change in Control Event, in any case prior to October 3, 2019, subject to the Grantee’s execution of a general release of claims in favor of the Company within forty-five (45) days following the date of the Grantee’s termination of employment (the “Termination Date”) and not revoking such release during the seven (7) day period following execution, the unvested Time-Based Restricted Shares shall vest in their entirety.

(b)       Performance-Based Deferred Shares. In the event the Grantee’s employment with the Company is terminated by the Company or the Grantee within six (6) months following a Change in Control Event prior to December 31, 2019 (or June 30, 2020, if the Performance Vesting Date has been extended), subject to the Grantee’s execution of a general release of claims in favor of the Company within forty-five (45) days following the Termination Date and not revoking such release during the seven (7) day period following execution, the number of Performance-Based Deferred Shares that vest as of the Termination Date shall be based on the satisfaction of the performance criteria set forth in Section 3 of this Agreement through the Termination Date (with the Applicable Time Period ending on the Termination Date) and shall be pro-rated for the period between the Date of Grant and the Performance Vesting Date that the Grantee was employed by the Company, and the remaining unvested Performance-Based Deferred Shares shall be forfeited.

3

5.                  Cause.

For purposes of this Agreement, “Cause” shall mean:

(a)       any gross negligence or the willful and continued failure by the Grantee to substantially perform his material duties and responsibilities (other than any such failure resulting from his incapacity due to a disability);

(b)       the indictment of the Grantee for, or his conviction of or plea of guilty or nolo contendere to, a felony or other crime involving moral turpitude;

(c)       any acts by the Grantee constituting fraud, embezzlement or misappropriation of any amounts of money or other assets or property (whether tangible or intangible) of the Company or its respective subsidiaries; or

(d)       a material breach by the Grantee of his offer letter (or successor agreement); any chemical dependence by the Grantee that has a material adverse effect on the operations or financial condition of the Company.

6.                  Good Reason.

For purposes of this Agreement, “Good Reason” shall mean:

(a)       the Company fails to elect, reelect, or otherwise maintain the Grantee in the offices and positions in the Company in accordance the Grantee’s offer letter (or successor agreement);

(b)       the Grantee has been assigned material duties inconsistent with the offices and position in the Company set forth in his offer letter (or successor agreement), or has suffered a material reduction in any of the duties, authority, and/or responsibilities attached to the offices and positions in the Company set forth in his offer letter (or successor agreement);

(c)       a material reduction in the Grantee’s base salary or a material change to his targeted bonus or the Performance-Based Deferred Shares or other benefits that results in a material reduction in the Grantee’s compensation;

(d)       the Company shall require the Grantee to have his principal location of work changed to any location which is in excess of 50 miles from the location where he was previously providing services;

(e)       the Company pursues a line of business (or pursues any other course of action) that violates, or could violate, a non-compete or non-solicitation provision of an employment agreement or separation agreement with the Grantee’s former employers: Nu Skin Enterprises, Inc. or Blyth, Inc.; or

4

(f)       without limiting the generality or effect of the foregoing, any breach of the Grantee’s offer letter (or successor agreement) by the Company or any successor thereto.

7.                  Change in Control Event.

For purposes of this Agreement, “Change in Control Event” shall mean there is a material change in the Grantee’s title and/or job duties, and one of the following occurs:

(a)       There occurs a merger, consolidation or other business combination or reorganization to which the Company is a party, whether or not approved in advance by the Board in which (i) the members of the Board immediately preceding the consummation of such transaction do not constitute a majority of the members of the Board of Directors of the resulting company and of any parent company thereof immediately after the consummation of such transaction, and (ii) the shareholders of the acquired company immediately before such transaction do not hold 51% or more of the voting power of securities of the resulting company;

(b)       There occurs a sale, exchange, transfer, or other disposition of substantially all of the assets of the Company to another entity, whether or not approved in advance by the Board;

(c)       A plan of liquidation or dissolution, other than pursuant to bankruptcy or insolvency, is adopted;

(d)       During a period of two consecutive years, individuals who at the beginning of such period constitute the Board cease to constitute a majority of such Board (unless the election or nomination of each new director was approved by a vote of at least 51% of directors who were directors at the beginning of such period); or

(e)       There occurs a merger, consolidation, or other business combination or reorganization to which the Company is a party, whether or not approved in advance by the Board and which causes a material change in the Grantee’s job duties, responsibilities, title, and reporting responsibilities.

8.                  Non-Assignability of the Award.

The Award may not be assigned, transferred, hypothecated, or encumbered, in whole or in part, either directly or by operation of law or otherwise, including, but not limited to, by execution, levy, garnishment, attachment, pledge, bankruptcy, or in any other manner, except transfer by will or by the laws of descent and distribution. All rights with respect to the Award shall be exercisable during the Grantee’s lifetime only by the Grantee or the Grantee’s guardian or legal representative.

5

9.                  Voting Rights.

The Grantee will be entitled to exercise voting rights with respect to the unvested Time-Based Restricted Shares held under this Agreement. The Grantee shall have no rights as a stockholder with respect to any Shares represented by the Performance-Based Deferred Shares until the date of issuance of the Shares, if applicable.

10.              Dividends.

On each dividend payment date for each cash dividend on the Shares, the Company will credit the Grantee with dividend equivalents in cash (the “Cash Dividends”) with respect to the Time-Based Restricted Shares. The Cash Dividends shall be subject to the same vesting requirements applicable to the Time-Based Restricted Shares in respect of which they were credited and shall be settled in accordance with, and at the time of, settlement of the vested Time-Based Restricted Shares to which they are related. Cash Dividends applicable to Time-Based Restricted Shares that are subsequently forfeited shall be forfeited. If the Participant’s vested Time-Based Restricted Shares have been settled after the record date but prior to the dividend payment date, any Cash Dividends that would be credited pursuant to this Section 10 shall be settled on or as soon as practicable after the dividend payment date. For the avoidance of doubt, no dividend equivalents will be provided with respect to the Performance-Based Deferred Shares.

11.              Issuance of Certificates.

(a)       Stock certificates representing the Time-Based Restricted Shares may be issued by the Company and held in escrow by the Company until the Time-Based Restricted Shares vest, or the Company may hold non-certificated shares until the Time-Based Restricted Shares vest.

(b)       When the Grantee obtains a vested right to shares from the Award, a certificate representing the vested shares shall be issued to the Grantee, free of the restrictions under Section 8 of this Agreement.

(c)       The obligation of the Company to deliver shares upon the vesting of the Award shall be subject to all applicable laws, rules, and regulations and such approvals by governmental agencies as may be deemed appropriately to comply with relevant securities laws and regulations.

12.              Withholding.

The Grantee shall be required to pay to the Company, or make other arrangements satisfactory to the Company to provide for the payment of, any federal, state, local or other taxes that the Company is required to withhold with respect to the grant or vesting of the Award.

13.              Award Subject to Committee Administration and Determinations.

(a)                The Committee shall have full power and express discretionary authority to administer and interpret this Agreement, to make factual determinations and to adopt or amend such rules, regulations, agreements and instruments for implementing the Agreement and for the conduct of its business as it deems necessary or advisable, in its sole discretion. The Committee’s interpretation of the Agreement and all determinations made by the Committee pursuant to the powers vested in it hereunder shall be conclusive and binding on the Grantee. All powers of the Committee shall be executed in its sole discretion, in the best interest of the Company not as a fiduciary, and in keeping with the objectives of this Agreement and need not be uniform as to similarly situated individuals.

6

(b)               The grant and payment of the Award are subject to interpretations, regulations and determinations established from time to time by the Committee, including, but not limited to, provisions pertaining to (i) rights and obligations with respect to any applicable withholding taxes; (ii) the registration, qualification or listing of the shares issued under this Agreement; (iii) changes in capitalization of the Company; and (iv) other requirements of applicable law.

(c)                Each member of the Committee shall be entitled to, in good faith, rely or act upon any report or other information furnished to him by any officer or other employee of the Company or any subsidiary, the Company’s independent certified public accountants, or any executive compensation consultant, legal counsel, or other professional retained by the Company to assist in the administration of this Agreement. No member of the Committee, nor any officer or employee of the Company acting on behalf of the Committee, shall be personally liable for any action, determination, or interpretation taken or made in good faith with respect to this Agreement, and all members of the Committee and any officer or employee of the Company acting on behalf of the Committee or members thereof shall, to the extent permitted by law or charter, be fully indemnified, held harmless and protected by the Company with respect to any such action, determination, or interpretation.

14.              Adjustments.

(a)                In the event that the Committee shall determine that any recapitalization, reorganization, merger, consolidation, spin-off, combination, repurchase, exchange of Shares or other securities of the Company, stock split or reverse split, extraordinary dividend (whether in the form of cash, Shares, or other property), liquidation, dissolution, or other similar corporate transaction or event affects the Shares such that an adjustment is appropriate in order to prevent dilution or enlargement of the Grantee’s rights under this Agreement, then the Committee shall, in such manner as it may deem equitable, adjust the number and kind of Shares relating to this Award. In addition, the Committee is authorized to make adjustments in the terms and conditions of, and the criteria included in, this Agreement in recognition of unusual or nonrecurring events (including, without limitation, events described in the preceding sentence) affecting the Company or any subsidiary or the financial statements of the Company or any subsidiary, or in response to changes in applicable laws, regulations, or accounting principles; or in the event the Committee determines that such adjustments are appropriate in order to prevent dilution or enlargement of benefits or potential benefits intended to be made available under this Agreement.

(b)               The judgment of the Committee with respect to any matter referred to in this Section 14 shall be conclusive and binding upon the Grantee without the need for any amendment to this Agreement.

15.              Miscellaneous.

(a)                No Right to Employment. The grant of the Award shall not be construed as giving the Grantee the right to be retained by or in the employ of the Company or any other employment right.

(b)               Committee Authority. By entering into this Agreement the Grantee agrees and acknowledges that all decisions and determinations of the Committee shall be final and binding on the Grantee, his or her beneficiaries and any other person having or claiming an interest in the Award.

7

(c)                Recoupment Policy. Notwithstanding any provision of this Agreement to the contrary, the Grantee’s right to the Award, to retain the shares received pursuant to the Award and to retain any profit or gain the Grantee realized in connection with the Award, shall be subject to the Company’s recoupment or “clawback” policy.

(d)               Amendment. The Committee may amend the Agreement at any time; provided, however, no such amendment may adversely affect the Award without the consent of the Grantee unless such amendment is necessary to comply with any applicable law or government regulation. No amendment or addition to this Agreement shall be effective unless in writing.

(e)                Severability. If any provision of this Agreement is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction or would disqualify this Agreement or the Award under any applicable law, such provision shall be construed or deemed amended to conform to applicable law (or if such provision cannot be so construed or deemed amended without materially altering the purpose or intent of this Agreement and the grant of the Award hereunder, such provision shall be stricken as to such jurisdiction and the remainder of this Agreement and the award shall remain in full force and effect).

(f)                Exchange Act Rule 16b-3. Compliance. It is the intent of the Company that this Agreement comply in all respects with applicable provisions of Exchange Act Rule 16b-3 in connection with the grant of the Award to or other transactions by the Grantee (except for transactions exempted under alternative Exchange Act Rules or acknowledged in writing to be non-exempt by the Grantee). Accordingly, if, at such time, any provision of this Agreement does not comply with the requirements of Exchange Act Rule 16b-3 as then applicable to any such transaction, such provision will be construed or deemed amended to the extent necessary to conform to the applicable requirements of Exchange Act Rule 16b-3 so that the Grantee shall avoid liability under Section 16(b) of the Exchange Act.

(e)                Notices. Any notice to be given to Company under the terms of this Agreement shall be addressed to the Company, at the attention of the Committee, at its principal place of business, and any notice to be given to the Grantee may be sent to the Grantee’s address as it appears in the payroll records of the Company, or at such other addresses as either party may designate in writing to the other.

(f)                Governing Law. The validity, construction, interpretation and effect of this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the conflict of laws provisions thereof

(g)               Interpretation. The Grantee accepts the Award subject to all the terms and provisions of this Agreement and the Applicable Plan Provisions.

(h)               Headings. Headings are given to the paragraphs and subparagraphs of this Agreement solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of this Agreement or any provision thereof.

8

(i)                 Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement. Facsimile or other electronic transmission of any signed original document or retransmission of any signed facsimile or other electronic transmission will be deemed the same as delivery of an original.

(j)                 Complete Agreement. Except as otherwise provided for herein, this Agreement, the Applicable Plan Provisions, and those agreements and documents expressly referred to herein embody the complete agreement and understanding among the parties and supersede and preempt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way. The terms of this Agreement shall be binding upon the executors, administrators, heirs, successors and assigns of the Grantee.

[Signature Page Follows]

9

IN WITNESS WHEREOF, the Company and the Grantee have executed this Agreement as of the grant date shown above.

Medifast, Inc.

By: /s/ Timothy G. Robinson

Name: Timothy G. Robinson

Title: CFO

GRANTEE:

/s/ Daniel R. Chard

Name: Daniel R. Chard

(Signature Page to Restricted Share Award Agreement)